UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

[x]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2006

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 333-27429

THE AERC 401(K) SAVINGS PLAN AND TRUST
(Exact name of Plan)

001
Plan Number

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1 AEC Parkway, Richmond Hts., Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

(216) 261-5000
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year,
if changed since last report)

THE AERC 401(K) SAVINGS PLAN AND TRUST

December 31, 2006

TABLE OF CONTENTS

**Report of Reznick Group, P.C., Independent
Registered Public Accounting Firm**

To Participants and Administrator of the AERC 401(K) Savings
Plan and Trust

We have audited the financial statements of the AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 2006 and 2005 and for the year ended December 31, 2006 and the supplemental schedule as of December 31, 2006, as listed in the accompanying contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reznick Group, P.C.
Bethesda, Maryland
June 29, 2007

Table of Contents

The AERC 401(K) Savings Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2006 and December 31, 2005

	2006	2005
ASSETS		
Investments, participant directed (See Note C)	$ 8,078,708	$ 7,551,606
Adjustment from fair value to contract value for fully benefit responsive investment contract	-	-
Net assets available for plan benefits	$ 8,078,708	$ 7,551,606

The accompanying notes are an integral part of this statement.

The AERC 401(K) Savings Plan and Trust

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2006

Additions to net assets attributed to:
  Investment income

Net appreciation in fair value of investments (Note C)		$ 896,930
Interest and dividends		66,656
Contributions		
Employer	$ 147,713	
Participants	1,027,567	1,175,280
Total additions		2,138,866

Deductions from net assets attributed to:

Benefits paid to participants	1,600,751
Expenses paid	11,013
Total deductions	1,611,764

Net assets available for plan benefits	527,102
Beginning of year	7,551,606
End of year	$8,078,708

The accompanying notes are an integral part of this statement.

Table of Contents

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the AERC 401(K) Savings Plan and Trust have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.   Investment Valuation and Income Recognition

Participant notes receivable are valued at cost, which approximates fair value. The Plan's investments are stated at fair value, which approximates contract value for its benefits-responsive investment (Note D). Quoted market prices are used to value investments. Units of pooled separate accounts are valued at the net asset value of the units held by the Plan at year end.

Purchases and sales of investments are recorded on a trade date basis. Investment income is recorded as earned and reinvested in the Plan.

2.   Change in Accounting Principle

In December 2005, the Financial Accounting Standards Board ("FASB") issued a Staff Position ("FSP"), *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.* This FSP amends the guidance in AICPA Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans,* with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006. The effect of adopting the FSP had no impact on the Plan's net assets available for benefits or changes in net asset available for benefits. As discussed in Note D, the contract value approximates the fair value on the benefit-responsive investment contract.

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2006

3.   Federal Income Taxes

        The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") which classified the Plan as a qualified employee benefit plan, exempt from income taxes, under the Employee Retirement Income Security Act of 1994 ("ERISA").

4.   Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

5.   Payment of Benefits

        Benefits are recorded when paid.

NOTE B - DESCRIPTION OF PLAN

        The following description of the AERC 401(K) Savings Plan and Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        The Plan is a plan of a controlled group of corporations which became effective April 1, 1990. The Plan has been amended several times and restated for the purpose of modifying the benefits provided and complying with changes in applicable law.

        Employees are eligible to participate in the Plan with elective deferrals after six months of service provided that they have reached the age of 21. Twelve months of service is required for a participant to receive an employer matching contribution of 25% of the participant's contribution up to a maximum participant contribution of 6% of his or her gross wages. Participants may elect to contribute up to 25% of their gross wages and currently have the option of investing their accounts between eighteen different investment options.   The investment options include Associated Estates Realty Corporation ("AERC") common stock, an unallocated insurance contract and sixteen different pooled separate accounts. Participants are immediately vested in the portion of their investment account which includes participant contributions plus actual earnings thereon. Vesting in the employer matching contribution portion of their accounts is based on years of service. A participant is 100% vested after three years of credited service.

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2006

NOTE B - DESCRIPTION OF PLAN (Continued)

At December 31, 2006 and 2005, forfeited non-vested accounts totaled $8,943 and $3,064, respectively. These accounts will be used to reduce future employer contributions. Also, in 2006 and 2005, employer contributions were reduced by $4,493 and $6,815, respectively and expenses were increased by $0 and $245, respectively from forfeited nonvested accounts.

On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, installment payments, a distribution in kind, or any reasonable combination of the foregoing.

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2006

NOTE C - INVESTMENTS

The Plan's investments are held by Prudential at December 31, 2006 and 2005, respectively. The following table presents the fair value of the investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

Market Value of Investments

	December 31, 2006 Fair Value	December 31, 2005 Fair Value
Investment at fair value as determined by Prudential		
Guaranteed Income Fund	$ 1,748,264	$ 1,434,802
Dryden S&P 500 Index Fund	1,700,532	1,802,876
Core Bond Fund	457,287	558,249
Balanced Fund	844,178	857,268
Large Cap Value Fund	1,530,138	1,538,047
Associated Estates Realty Corporation Stock Fund	581,731	465,137
Other	1,216,578	895,227
	$ 8,078,708	$ 7,551,606

During the year ended December 31, 2006, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $896,930 as follows:

Pooled separate accounts	$ 652,763
Common Stock	244,167
	$ 896,930

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2006

NOTE D - INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan includes a guaranteed income fund, which holds a fully benefit-responsive synthetic guaranteed investment contract with Prudential Retirement Insurance & Annuity Company ("PRIAC"). PRIAC maintains the contributions in an insurance company issued general account evergreen group annuity spread product. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity insurance contract. There are not any specific securities in the general account that back the liabilities of this annuity contract. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Contract value approximates fair value at December 31, 2006 and 2005. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contract at contract value. There are no events known to us which are probable of occurring which would limit the ability of the Plan to transact at contract value with participants. The average yield and crediting interest rates were 2.65% and 2.5% for 2006 and 2005, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed on a semi-annual basis for resetting.

NOTE E - PARTICIPANT NOTES RECEIVABLE

During 2006, the Plan made loans to various employees from their respective interests in the Plan. These loans and loans made in prior years bear interest at rates varying from 5% to 9.25%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest. The notes have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the notes, face value equal or greater than $1,000, and do not exceed 50 percent of the present value of the borrowers' interest in the Plan.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2006

NOTE G - PARTY-IN-INTEREST TRANSACTIONS

For the year ended December 31, 2006, the Plan purchased AERC common stock at a cost of $68,739. The fair value of AERC common stock included in investments at December 31, 2006 and 2005 was $581,731 and $465,137, respectively.

Certain Plan investments are units of pooled separate accounts managed by Prudential. Prudential is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to Prudential for the investment management services provided by Prudential amounted to $11,013 and $9,617, respectively for the years ended December 31, 2006 and 2005.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31, 2006	December 31, 2005
Net assets available for plan benefits per the financial statements	$ 8,078,708	$ 7,551,606
Amounts allocated to withdrawing participants	-	-
Net assets available for plan benefits per Form 5500	$ 8,078,708	$ 7,551,606

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006, to Form 5500:

Benefits paid to participants per the financial statements	$ 1,600,751
Add: Amounts allocated to withdrawing participants at December 31, 2006	-
Less: Amounts allocated to withdrawing participants at December 31, 2005	-
Benefits paid to participants per Form 5500	$ 1,600,751

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006, but have not yet been paid as of that date.

Table of Contents

SUPPLEMENTAL INFORMATION

THE AERC 401(K) SAVINGS PLAN AND TRUST

FORM 5500 SCHEDULE H - ITEM IV(I)
SCHEDULE OF ASSETS HELD FOR INVESTMENT

DECEMBER 31, 2006

Identity of Party Involved	Description	Maturity	Interest Rate	Fair Value
*Prudential	Guaranteed Income Fund	N/A	N/A	$ 1,748,264
*Prudential	Core Bond Fund	N/A	N/A	457,287
*Prudential	High Yield Bond/Caywood-Scholl Fund	N/A	N/A	29,651
*Prudential	Balanced Fund	N/A	N/A	844,178
*Prudential	CIGNA Lifetime20	N/A	N/A	45,920
*Prudential	CIGNA Lifetime30	N/A	N/A	25,011
*Prudential	CIGNA Lifetime40	N/A	N/A	39,382
*Prudential	CIGNA Lifetime50	N/A	N/A	19,581
*Prudential	CIGNA Lifetime60	N/A	N/A	1,393
*Prudential	Large Cap Value Fund	N/A	N/A	1,530,138
*Prudential	Lord Abbett Affiliated Fund	N/A	N/A	135,865
*Prudential	S & P 500 Index Fund	N/A	N/A	1,700,532
*Prudential	American Century Ultra Account	N/A	N/A	25,025
*Prudential	American Century Equity Income Fund	N/A	N/A	80,724
*Prudential	Ivy Small Cap Growth Fund	N/A	N/A	187,653
*Prudential	International Growth/Artisan Partners Fund	N/A	N/A	242,946
*AERC	Stock Fund	N/A	N/A	581,731
*Prudential	Mid Cap Value	N/A	N/A	109,327
Participant loans	Participant loans	Various	9.25%	274,100

*Represents a party-in-interest.

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AERC 401(K) SAVINGS
PLAN AND TRUST

Signature	Title	Date
/s/ Jeffrey I. Friedman Jeffrey I. Friedman	Individual	June 29, 2007
/s/ Lou Fatica Lou Fatica	Individual	June 29, 2007
/s/ Kara Florack Kara Florack	Individual	June 29, 2007

G:\2007 11-K\dec0611k.wpd